

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 28, 2009

Jack K. Heilbron
Chief Executive Officer
NetREIT
1282 Pacific Oaks place
Escondido, CA 92029

> **Re:** **NetREIT**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 15, 2009**
> **File No. 000-53673**

Dear Mr. Heilbron:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose the vote required for approval or election of the proposals presented in your preliminary proxy statement. Please refer to Item 21 of Schedule 14A for guidance.

Proposal 2, page 5

C. Proposal to Amend the Company's Bylaws to Require 66 2/3 Majority . . . , page 6

2. We note your statement on page 7 that you believe "a super majority vote of outstanding shares should be required to reduce the number of Directors below the minimum number of less than five (5)." However, in the proposed language, you state that an amendment reducing the fixed number of directors "cannot be adopted if the votes cast against its adoption at a meeting . . . are equal to or more than sixty-six and two-thirds percent . . . ." The proposed language appears to read that a super majority is needed to vote against the amendment in order to prevent it from passing, which is contradictory to your stated intent. Please revise your disclosure accordingly.

E. Proposal to Amend Bylaws to allow additional company structures . . . ,page 7

3. Please disclose the reasons for your proposal to allow the use of additional investment structures and the removal of the eighteen month restriction.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Erin Martin, Attorney-Advisor, at 202-551-3391 or me at 202-551-3323 with any questions.

Sincerely,

Tom Kluck
Branch Chief